UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 41)*

KELLOGG COMPANY
 (Name of Issuer)

Common Stock, $.25 par value per share
 (Title of Class of Securities)

487836108
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[ X ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 487836108	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS
KELLOGG W K FOUNDATION TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
67,606,838

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
67,606,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,606,838

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 487836108	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS
KELLOGG W K FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
67,606,838

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
67,606,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,606,838

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G

CUSIP No. 487836108	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS
JOHN A. BRYANT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,244,134

	6	SHARED VOTING POWER
67,606,838

	7	SOLE DISPOSITIVE POWER
1,244,134

	8	SHARED DISPOSITIVE POWER
67,606,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,830,972

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 487836108	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS
LA JUNE MONTGOMERY TABRON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
67,606,838

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
67,606,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,606,838

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 487836108	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS
RODERICK D. GILLUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
67,606,838

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
67,606,838

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,606,838

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

SCHEDULE 13G

Page 7 of 21 Pages

This Schedule 13G is being filed as Amendment No. 41 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock, $.25 par value per share, of Kellogg Company (the “Shares”).

This Amendment No. 41 is being filed by the Trust on behalf of itself, W.K. Kellogg Foundation (the “Foundation”), as sole beneficiary of the Trust, and John A. Bryant, La June Montgomery Tabron and Roderick D. Gillum, as the three individual trustees of the Trust as of December 31, 2017.

A separate Schedule 13G is being filed by The Northern Trust Corporation, as parent holding company for The Northern Trust Company, the sole corporate trustee of the Trust.  On September 1, 2017, The Northern Trust Company succeeded The Bank of New York Mellon Trust Company, N.A. as the sole corporate trustee of the Trust.  Prior to Amendment No. 38 filed in February 2015, the three individual trustees of the Trust filed jointly on Schedule 13G with the sole corporate trustee.
Fred P. Keller left the office of trustee of the Trust on March 15, 2017.  On that date, Roderick D. Gillum succeeded Mr. Keller as a trustee of the Trust.  Accordingly, beginning with the year ending December 31, 2017, Mr. Gillum is reporting his shareholdings of Kellogg Company in lieu of Mr. Keller on amendments to this Schedule 13G.
Under the agreement governing the Trust, if a majority of the trustees of the Trust (which majority must include the corporate trustee) cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock.  In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations.  As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of  Section 13(d) of the Act.
The number of Shares beneficially owned by each of the Trust, the Foundation, John A. Bryant, La June Montgomery Tabron and Roderick D. Gillum, individually, as fiduciary or otherwise, is hereinafter reported.  The number of Shares beneficially owned collectively by such persons is 68,830,972, which is 19.9% of the Shares outstanding.  Of this amount 67,606,838 Shares, or 19.6% of the Shares outstanding, represent Shares held in the Trust, and beneficially owned by the trustees in a fiduciary capacity on behalf of the Trust.

The number of reported Shares for John A. Bryant includes 1,108,331 Shares that he may acquire within 60 days of December 31, 2017 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans.

Item 1(a).	Name of Issuer:

Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Kellogg Square
Battle Creek, Michigan 49016-3599

SCHEDULE 13G

Page 8 of 21 Pages

Item 2(a).	Name of Person Filing

W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation
John A. Bryant
La June Montgomery Tabron
Roderick D. Gillum

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Person Filing	Address
W.K. Kellogg Foundation Trust:	The Northern Trust Company
50 S. La Salle Street, B-10
Chicago, IL 60603

W.K. Kellogg Foundation:	One Michigan Avenue East
Battle Creek, MI 49017-4058

John A. Bryant:	One Kellogg Square P.O. Box 3599
Battle Creek, MI 49016

La June Montgomery Tabron:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Roderick D. Gillum:	One Michigan Avenue East
Battle Creek, MI 49017-4058

Item 2(c).	Citizenship:

W.K. Kellogg Foundation Trust:	-A Michigan Trust
W.K. Kellogg Foundation:	-A Michigan Nonprofit Corporation
John A. Bryant:	-U.S. Citizen
La June Montgomery Tabron:	-U.S. Citizen
Roderick D. Gillum:	-U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, $.25 par value per share

Item 2(e).	CUSIP Number:

487836108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.  This statement is being filed pursuant to Rule 13d-1(d).

SCHEDULE 13G

Page 9 of 21 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned as of December 31, 2017:

W.K. Kellogg Foundation Trust:	67,606,838
W.K. Kellogg Foundation:	67,606,838
John A. Bryant:	68,830,972
La June Montgomery Tabron:	67,606,838
Roderick D. Gillum:	67,606,838

Item 4(b)	Percent of Class:

W.K. Kellogg Foundation Trust:	19.6%
W.K. Kellogg Foundation:	19.6%
John A. Bryant:	19.9%
La June Montgomery Tabron:	19.6%
Roderick D. Gillum:	19.6%

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
John A. Bryant:	1,224,134
La June Montgomery Tabron:	0
Roderick D. Gillum:	0

 (ii) Shared power to vote or direct the vote:

W.K. Kellogg Foundation Trust:	67,606,838
W.K. Kellogg Foundation:	67,606,838
John A. Bryant:	67,606,838
La June Montgomery Tabron:	67,606,838
Roderick D. Gillum:	67,606,838

 (iii) Sole power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	0
W.K. Kellogg Foundation:	0
John A. Bryant:	1,224,134
La June Montgomery Tabron:	0
Roderick D. Gillum:	0

 (iv) Shared power to dispose or direct the disposition of:

W.K. Kellogg Foundation Trust:	67,606,838
W.K. Kellogg Foundation:	67,606,838
John A. Bryant:	67,606,838
La June Montgomery Tabron:	67,606,838
Roderick D. Gillum:	67,606,838

SCHEDULE 13G

Page 10 of 21 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SCHEDULE 13G

Page 11 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2018

W.K. Kellogg Foundation Trust

/s/ Michael A. Weiland
Michael A. Weiland, Sr. Vice President
The Northern Trust Company,
corporate trustee

W.K. Kellogg Foundation

/s/ Michael A. Weiland
By its attorney in fact, Michael A. Weiland

John A. Bryant

/s/ Michael A. Weiland
By his attorney in fact, Michael A. Weiland

La June Montgomery Tabron

/s/ Michael A. Weiland
By her attorney in fact, Michael A. Weiland

Roderick D. Gillum

/s/ Michael A. Weiland
By his attorney in fact, Michael A. Weiland

SCHEDULE 13G

Page 12 of 21 Pages

EXHIBIT INDEX

Exhibit No.

Exhibit 24.1	Power of Attorney of W.K. Kellogg Foundation dated August 30, 2017.

Exhibit 24.2	Power of Attorney of John Bryant dated September 27, 2017

Exhibit 24.3	Power of Attorney of La June Montgomery Tabron dated September 27, 2017

Exhibit 24.4	Power of Attorney of Roderick D. Gillum dated September 27, 2017

Exhibit 99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SCHEDULE 13G

Page 13 of 21 Pages

Exhibit 24.1
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that the W. K. KELLOGG FOUNDATION, a Michigan nonprofit corporation (“Foundation”), hereby constitutes and appoints, effective as of September 1, 2017, each of MICHAEL A. WEILAND, AMY E. SZOSTAK, CRAIG R. CARBERRY, BOLA M. BEARD and JUDY A. CARON of The Northern Trust Company, and PAUL A. SVOBODA and MICHAEL A. CLARK of Sidley Austin LLP, as its true and lawful attorneys-in-fact to:
(1)
execute for and on behalf of the Foundation all Schedules and other statements and amendments thereto required to be filed under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	execute for and on behalf of the Foundation Forms 3, 4 and 5 and amendments thereto required to be filed under Section 16(a) of the Exchange Act and the rules thereunder;
(3)
do and perform any and all acts for and on behalf of the Foundation which may be necessary or desirable to complete the execution of any such Schedule or Form referred to above and the timely filing of such Schedule or Form with the United States Securities and Exchange Commission (“SEC”) and any other authority; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such an attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Foundation, it being understood that the documents executed by such attorney-in-fact on behalf of the Foundation pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The powers granted above may be exercised by any one of such attorneys-in-fact acting alone.
The Foundation grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Foundation might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue hereof, including but not limited to any filing with the SEC of any Schedule or Form referred to above and any agreement to file a single Schedule 13D or 13G in accordance with Regulation § 240.13d-1(k).  The Foundation acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the Foundation, are not assuming any of the Foundation’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.

SCHEDULE 13G

Page 14 of 21 Pages

This Power of Attorney shall be effective on the date set forth above and shall continue in full force and effect as long as the Foundation shall be subject to Sections 13 or 16 of the Exchange Act and the rules thereunder, unless earlier revoked by delivery to The Northern Trust Company of a written notification executed by the Foundation expressly revoking this Power of Attorney.  By delivery of this instrument to The Bank of New York Mellon Trust Company, N.A. (“BNYMTC”), the Foundation revokes the Power of Attorney naming BNYMTC officers executed on February 18, 2016.
IN WITNESS WHEREOF, the Foundation has caused this instrument to be executed by Kathryn A. Krecke, its Corporate Secretary, on this 30th day of August, 2017.
W. K. KELLOGG FOUNDATION

By:	/s/ Kathryn A. Krecke
Kathryn A. Krecke, Corporate Secretary

ATTEST:

/s/ Michael J. Goldstein

STATE OF MICHIGAN    )
                                              )
COUNTY OF CALHOUN  )
I, Rochelle L. Pino, a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that Kathryn A. Krecke and Michael J. Goldstein, personally known to me to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that such persons signed, sealed and delivered said instrument as their free and voluntary act, for the uses and purposes therein set forth.
GIVEN under my hand and notarial seal this 30th day of August, 2017.

/s/ Rochelle L. Pino
Notary Public

SCHEDULE 13G

Page 15 of 21 Pages

Exhibit 24.2
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS that the undersigned, JOHN BRYANT, hereby constitutes and appoints each of MICHAEL A. WEILAND, AMY E. SZOSTAK, CRAIG R. CARBERRY, BOLA M. BEARD and JUDY A. CARON of The Northern Trust Company, and PAUL A. SVOBODA and MICHAEL A. CLARK of Sidley Austin LLP, as his true and lawful attorneys-in-fact to:
(1)
execute for and on behalf of the undersigned all Schedules and other statements and amendments thereto required to be filed under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	execute for and on behalf of the undersigned Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder;
(3)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedule or Form referred to above and the timely filing of such Schedule or Form with the United States Securities and Exchange Commission (“SEC”) and any other authority; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such an attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The powers granted above may be exercised by such attorneys-in-fact on behalf of the undersigned individually or on behalf of the undersigned in any fiduciary or representative capacity in which the undersigned may be acting.
The powers granted above may be exercised by any one of such attorneys-in-fact acting alone.
The undersigned grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue hereof, including but not limited to any filing with the SEC of any Schedule or Form referred to above and any agreement to file a single Schedule 13D or 13G in accordance with Regulation § 240.13d-1(k).  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at

SCHEDULE 13G

Page 16 of 21 Pages

the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.
This Power of Attorney shall be effective on the date set forth below and shall continue in full force and effect as long as the undersigned shall be subject to Sections 13 or 16 of the Exchange Act and the rules thereunder, unless earlier revoked by delivery to The Northern Trust Company of a written notification executed by the undersigned expressly revoking this Power of Attorney.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on this 27th day of September, 2017.

/s/ John Bryant
John Bryant

STATE OF MICHIGAN   )
                                             )
COUNTY OF CALHOUN )
I,    Rochelle L. Pino    , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that JOHN BRYANT, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that such person signed, sealed and delivered said instrument as his free and voluntary act, for the uses and purposes therein set forth.
GIVEN under my hand and notarial seal this 27th day of September, 2017.

/s/Rochelle L. Pino
Notary Public

 My Commission Expires: 1-3-2018.

SCHEDULE 13G

Page 17 of 21 Pages

Exhibit 24.3
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS that the undersigned, LA JUNE MONTGOMERY TABRON, hereby constitutes and appoints each of MICHAEL A. WEILAND, AMY E. SZOSTAK, CRAIG R. CARBERRY, BOLA M. BEARD and JUDY A. CARON of The Northern Trust Company, and PAUL A. SVOBODA and MICHAEL A. CLARK of Sidley Austin LLP, as her true and lawful attorneys-in-fact to:
(1)
execute for and on behalf of the undersigned all Schedules and other statements and amendments thereto required to be filed under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	execute for and on behalf of the undersigned Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder;
(3)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedule or Form referred to above and the timely filing of such Schedule or Form with the United States Securities and Exchange Commission (“SEC”) and any other authority; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such an attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The powers granted above may be exercised by such attorneys-in-fact on behalf of the undersigned individually or on behalf of the undersigned in any fiduciary or representative capacity in which the undersigned may be acting.
The powers granted above may be exercised by any one of such attorneys-in-fact acting alone.
The undersigned grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue hereof, including but not limited to any filing with the SEC of any Schedule or Form referred to above and any agreement to file a single Schedule 13D or 13G in accordance with Regulation § 240.13d-1(k).  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at

SCHEDULE 13G

Page 18 of 21 Pages

the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.
This Power of Attorney shall be effective on the date set forth below and shall continue in full force and effect as long as the undersigned shall be subject to Sections 13 or 16 of the Exchange Act and the rules thereunder or until such earlier date on which written notification executed by the undersigned is filed with the SEC expressly revoking this Power of Attorney.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on this 27th day of September, 2017.

/s/ La June M. Tabron
La June Montgomery Tabron

STATE OF MICHIGAN   )
                                             )
COUNTY OF CALHOUN )
I,    Rochelle L. Pino    , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that LA JUNE MONTGOMERY TABRON, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that such person signed, sealed and delivered said instrument as her free and voluntary act, for the uses and purposes therein set forth.
GIVEN under my hand and notarial seal this 27th day of September, 2017.

/s/ Rochelle L. Pino
Notary Public

 My Commission Expires: 1-3-2018.

SCHEDULE 13G

Page 19 of 21 Pages

Exhibit 24.4
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS that the undersigned, RODERICK D. GILLUM, hereby constitutes and appoints each of MICHAEL A. WEILAND, AMY E. SZOSTAK, CRAIG R. CARBERRY, BOLA M. BEARD and JUDY A. CARON of The Northern Trust Company, and PAUL A. SVOBODA and MICHAEL A. CLARK of Sidley Austin LLP, as his true and lawful attorneys-in-fact to:
(1)
execute for and on behalf of the undersigned all Schedules and other statements and amendments thereto required to be filed under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)	execute for and on behalf of the undersigned Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder;
(3)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedule or Form referred to above and the timely filing of such Schedule or Form with the United States Securities and Exchange Commission (“SEC”) and any other authority; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such an attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The powers granted above may be exercised by such attorneys-in-fact on behalf of the undersigned individually or on behalf of the undersigned in any fiduciary or representative capacity in which the undersigned may be acting.
The powers granted above may be exercised by any one of such attorneys-in-fact acting alone.
The undersigned grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue hereof, including but not limited to any filing with the SEC of any Schedule or Form referred to above and any agreement to file a single Schedule 13D or 13G in accordance with Regulation § 240.13d-1(k).  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at

SCHEDULE 13G

Page 20 of 21 Pages

the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.
This Power of Attorney shall be effective on the date set forth below and shall continue in full force and effect as long as the undersigned shall be subject to Sections 13 or 16 of the Exchange Act and the rules thereunder or until such earlier date on which written notification executed by the undersigned is filed with the SEC expressly revoking this Power of Attorney.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed on this 27th day of September, 2017.

/s/ Roderick D. Gillum
Roderick D. Gillum

STATE OF MICHIGAN   )
                                             )
COUNTY OF CALHOUN )
I,    Rochelle L. Pino    , a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that RODERICK D. GILLUM, personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that such person signed, sealed and delivered said instrument as his free and voluntary act, for the uses and purposes therein set forth..
GIVEN under my hand and notarial seal this 27th day of September, 2017.

/s/ Rochelle L. Pino
Notary Public

 My Commission Expires: 1-3-2018.

SCHEDULE 13G

Page 21 of 21 Pages

Exhibit 99.1

Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G individually and as a trustee of the W.K. Kellogg Foundation Trust and submits this exhibit as proof of its agreement with the other persons named below:

W.K. Kellogg Foundation Trust

W.K. Kellogg Foundation

John A. Bryant

La June Montgomery Tabron

Roderick D. Gillum